Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

This Life Forever Inc
841 N Gilmore St
Allentown, PA 18109
www.mishkapremiumvodka.com

Up to $1,234,964.00 in Common Stock at $0.89
Minimum Target Amount: $15,000.06

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: This Life Forever Inc
Address: 841 N Gilmore St, Allentown, PA 18109
State of Incorporation: PA
Date Incorporated: March 27, 2008

Terms:

Equity

Offering Minimum: $15,000.06 | 16,854 shares of Common Stock
Offering Maximum: $1,234,964.00 | 1,387,600 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.89
Minimum Investment Amount (per investor): $298.15

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses*</u>

<u>Early Bird</u>

Friends and Family

Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird

Invest within the first week and receive 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares

<u>Volume</u>

Tier 1 Perk

Invest $298+ and receive (1) Product 1-1-1 of each Mishka Flavor in 375ml bottles (2) Mishka Branded Tee Shirt (3) $50 Gift Card to use on website (4) A personally signed Letter of Appreciation from CEO and Founder.

Tier 2 Perk

Invest $600+ and receive (1) Product 1-1-1 of each Mishka Flavor in 1 Liter bottles (2) Mishka Branded Tee Shirt (3) $50 Gift Card to use on website (4) A personally signed Letter of Appreciation from CEO and Founder.

Tier 3 Perk

Invest $1000+ and receive (1) Product 1-1-1 of each Mishka Flavor in 1 Liter bottles (2) Mishka Branded Tee Shirt (3) $100 Gift Card to use on website (4) Personally signed Letter of Appreciation from CEO & Founder (5) Mishka Premium Vodka Beanie (6) Certificate of Ownership (7) Quarterly updates.

Tier 4 Perk

Invest $5,000 and receive Perk 3 + 3% bonus shares.

Tier 5 Perk

Invest $10,000 and receive Perk 3 + 5% bonus shares.

Tier 6 Perk

Invest $25,000 and receive Perk 3 + 8% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

**Not a share certificate. Shares offered through this raise shall be uncertificated.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Please be advised that some of the perks and incentives listed above may not be available to certain investors due to state-specific rules and regulations related to alcohol distribution and consumption. The availability of these benefits may vary based on your location and the legal restrictions governing such activities. We recommend that you carefully review your local laws and regulations before considering any investment in relation to the mentioned tiers and associated incentives.

The 10% StartEngine Owners' Bonus

Mishka Premium Vodka will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 400 shares of Common Stock at $0.89 / share, you will receive 440 shares of Common Stock, meaning you'll own 440 shares for $356. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

This Life Forever Inc, DBA Mishka Premium Vodka ("TLF"), a Pennsylvania C-Corporation, is a Pennsylvania-based B2B alcohol manufacturing company founded in 2008 by CEO and Master Distiller Russell Fletcher. We are a rapidly growing company with a focus on producing award-winning spirits for your most premium craft cocktail establishments and the back bar of your premium product collection at home. TLF is the Commonwealth's only Black-Owned distillery, which began with our stepping stone product, Brenéa Sparkling Rosé (founded in 2010), which led us to shift our focus to producing spirits to increase margins.

We believe the introduction of our flagship spirit, Mishka Honey Vodka, accelerated our transition. Because of the overwhelming response, we decided to broaden our offering to include our unflavored premium vodka, further solidifying our foundation while developing additional naturally flavored recipes. The launch of Mishka Cranberry Vodka solidified the trio of our line of naturally infused flavors. Mishka Premium Vodka has since earned multiple medals, including Double Gold, and multiple silver medals, at the prestigious San Francisco World Spirits Competition while earning a loyal customer base through internally organized promotional events and marketing.

Competitors and Industry

Competitors

1. Tito's Vodka

2. Stateside Vodka

3. Boyd and Blair Vodka

List of Other Competitors

1. Stateside Vodka (https://www.statesidevodka.com/)

2. Board Room Spirits (https://boardroomspirits.com/)

3. Delta Dirt Distillery (https://deltadirtdistillery.com/)

4. Island John (https://islandjon.com/)

5. Boyd and Blair (https://www.boydandblair.com/)

Generally, our competitors either only produce unflavored spirits or produce flavored products that are mixed at a much lower proof to be cocktails. Additionally, we believe our unflavored vodka is priced competitively per-liter retial.

https://www.finewineandgoodspirits.com/webapp/wcs/stores/servlet/StoreCatalogDisplay?storeId=10051&catalogId=10051&langId=-1

Industry

The global craft spirits market is estimated to grow at a CAGR of 33.95%, from a market size of $14.305 billion in 2020 to a market size of $110.684 billion by 2027. Revenue in the Vodka market amounts to $21.94 billion in 2023 and the market is expected to grow annually by 4.87% (CAGR 2023-2027).

This growth can be attributed to several key factors:

There has been a shift in consumer preferences towards artisanal and premium alcoholic beverages. Consumers are increasingly seeking unique, high-quality, and locally-produced spirits, which are characteristics often associated with craft spirits.

The craft movement has gained traction across various industries, including food and beverages. Consumers are now more interested in the craftsmanship and traditional production methods involved in making craft spirits. This has led to a surge in demand for craft spirits among enthusiasts who appreciate the attention to detail and distinct flavors.

Craft spirits producers are known for their innovative approaches to product development. They often experiment with different ingredients, production techniques, and aging processes to create new and exciting flavors. This constant innovation attracts consumers looking for novel and unique drinking experiences.

Craft spirits distillers often prioritize locally-sourced ingredients, supporting regional agriculture and sustainable practices. This focus on locality and sustainability resonates with environmentally-conscious consumers who prefer products with a lower carbon footprint.

The craft spirits industry has witnessed a surge in the number of craft distilleries worldwide. These smaller, independent producers are challenging the dominance of larger alcohol corporations and gaining popularity in the market.

In line with the global trend of premiumization, consumers are willing to pay a premium price for craft spirits due to their perceived higher quality and exclusivity.

https://www.foodbeverageinsider.com/beverages/category-insights-craft-spirits

https://brewandhub.es/en/craft-spirits-artisanship-is-also-reaching-the-distilled-beverage-world/

https://www.theiwsr.com/spirits-flavour-innovation-in-2023-focuses-on-playfulness-and-new-experiences/

https://www.dragonsourcing.com/discover-how-local-sourcing-is-revolutionizing-sustainable-businesses/

https://www.theiwsr.com/craft-spirits-outpace-growth-of-non-craft-spirits-in-us/

https://www.foodware365.com/en/news/knowledge-base/2021/what-is-premiumization-and-how-is-it-shaping-the-beverage-industry/

https://www.businesswire.com/news/home/20230120005223/en/Global-Craft-Spirits-Market-Forecasts-Report-2022-A-110.68-Billion-Industry-by-2027-Growing-with-a-Staggering-CAGR-of-33.95---ResearchAndMarkets.com

https://www.statista.com/outlook/cmo/alcoholic-drinks/spirits/vodka/united-states#:~:text=Revenue%20in%20the%20Vodka%20segment,US%2422%2C920.00m%20in%202023

Current Stage and Roadmap

Current Traction

Thanks to our valuable collaborations with industry leaders at some Invited Clubs locations, the largest owner of private country clubs in the U.S. we have successfully expanded our presence to additional states. We believe these strong relationships have opened doors for us to establish our brand in new territories and tap into diverse customer bases.

Future Roadmap

Over the past two years, we have dedicated our efforts to perfecting the flavors of our ready-to-drink cocktails. This involved serving our mixes at various music festivals and events. After careful consideration, we have narrowed down our selection to three exceptional flavors. Excitingly, we are planning to launch a trio of canned beverages in the spring of 2024. Currently, we are in the final stages of designing and packaging, which we expect to complete by November 2023.

As part of our expansion plans, we are actively pursuing the necessary permits to self-distribute our products in Delaware and New Jersey. By securing these permits, we aim to retain franchising rights and establish a strong presence in these regions.

Looking ahead, our sources of revenue encompass various avenues. Firstly, we generate revenue through direct-to-consumer sales of our adult beverages in Pennsylvania. Furthermore, we engage in business-to-business sales both within and outside of our state. We have also ventured into co-packing adult beverages for other businesses, a venture that is already underway. Additionally, brand creation and merchandise sales contribute to our revenue streams.

In summary, we believe our focus on perfecting our flavors, coupled with our upcoming product launch & self-distribution plans positions us for continued growth and success. With diverse revenue streams and a dedicated team, we are confident in our ability to establish ourselves as a prominent player in the adult beverage industry.

The Team

Officers and Directors

Name: Russell S. Fletcher

Russell S. Fletcher's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO/Founder/Director
  Dates of Service: February, 2008 - Present
  Responsibilities: Master Distiller and overseeing daily operations. No Salary, Equity: 22,000,000 common stock shares

- Position: Master Distiller
  Dates of Service: February, 2008 - Present
  Responsibilities: Overseeing all production and innovation

Name: John Barsoum

John Barsoum's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO & Director
  Dates of Service: January, 2012 - Present
  Responsibilities: Financial Guidance, Reporting Obligations, FP&A. No salary.

Other business experience in the past three years:

- Employer: Corsearch
  Title: Director of Business Analytics
  Dates of Service: March, 2018 - Present
  Responsibilities: As Business Analytics Director, John is responsible for all of the data and KPI(s) that the business uses to operate critical business functions

Other business experience in the past three years:

- Employer: Ackle Consulting Group, LLC
  Title: Managing Partner

Dates of Service: February, 2017 - Present
Responsibilities: Managing Partner of consulting group setting business strategies for long-term goals, policies, and a procedures

Other business experience in the past three years:

- Employer: Newsela
  Title: Business Intelligence Manager
  Dates of Service: April, 2020 - May, 2021
  Responsibilities: Manage companywide analytics and KPI reporting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, selling alcoholic beverages. Our revenues are therefore dependent upon the market for craft alcoholic beverages.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or

that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Market Competition:
The vodka market is highly competitive, with numerous established brands and new entrants. Increased competition may make it challenging for Mishka Premium Vodka to differentiate itself and gain market share.

Changing Consumer Preferences
Consumer preferences and trends can shift, affecting the demand for certain types of vodka or flavor profiles. Mishka Premium Vodka may need to adapt its offerings to meet evolving consumer tastes and preferences.

Regulatory Compliance
The alcohol industry is subject to various regulations and compliance requirements, including labeling, advertising, and

distribution regulations. Non-compliance with these regulations can result in fines, penalties, or damage to the brand's reputation.

Supply Chain Disruptions
Mishka Premium Vodka's production relies on a secure and efficient supply chain for sourcing ingredients, packaging materials, and distribution. Disruptions in the supply chain, such as ingredient shortages or transportation issues, can impact production and availability of the product.

Economic Factors
Economic downturns or fluctuations in consumer spending can affect the demand for premium vodka. During times of economic uncertainty, consumers may cut back on discretionary spending, including luxury or premium products like Mishka Premium Vodka.

Health and Safety Concerns
Public health concerns, such as alcohol-related health risks or stricter regulations on alcohol consumption, can impact the demand for alcoholic beverages. Mishka Premium Vodka needs to stay aware of public health trends and consumer attitudes towards alcohol consumption.

Brand Reputation and Product Quality
Maintaining a positive brand reputation and ensuring consistent product quality is crucial. Any negative incidents, product recalls, or quality issues can significantly impact consumer trust and loyalty.

Pricing and Cost Pressures
Balancing pricing strategies to remain competitive while covering production and operational costs is essential. Fluctuations in raw material prices, production costs, or market pricing pressures can impact profitability.

External Factors
Mishka Premium Vodka may be vulnerable to external factors such as changes in tax policies, trade tariffs, or geopolitical instability that can affect ingredient sourcing, distribution, or export markets.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management’s review and determination that it is in the best interests of the Company.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Russell S. Fletcher	22,000,000	Common Stock	97.78%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,387,600 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 22,500,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $226,056.00 compared to $550,463.00 in fiscal year 2022. This substantial growth can be attributed to the successful introduction of new product lines at an unprecedented pace, expanding the company's presence across Pennsylvania, and consistently acquiring new clients on a monthly basis. Moreover, the company managed to maintain strong customer retention, contributing significantly to the revenue surge.

Cost of Sales

Cost of Sales for fiscal year 2021 was $24,542 compared to 188,930 in fiscal year 2022. The year-on-year increase in cost of sales was carefully managed as the company scaled up its revenue and production, which is the direct reason for the increase. Despite the growth in revenue, the cost of sales was controlled effectively, enabling the company to maintain profitability.

Gross Margins

The company's gross margins remained strong in 2022, increasing from $201,514 in 2021 to $361,533 in 2022. This outcome was achieved through efficient cost management, streamlined production processes, and an optimal pricing strategy. Our revenue growth allowed us to purchase raw materials in bulk and take advantage of discounted prices.

Expenses

Expenses increased from $193,914 in 2021 to $339,096 in 2022. The year 2022 demonstrated impressive expense management by the company. Despite the substantial growth in revenue and expansion efforts, we believe expenses were efficiently controlled, resulting in a significant reduction in expenses as a percentage of revenue. This indicates the company's ability to scale its production without a proportional increase in operational expenses. As such, expenses increased due to a number of factors, a) revenue and sales growth, b) new equipment purchases, c) asset depreciation, d) increased headcount.

Historical results and cash flows:

Investors should not use historical results as guidance for future cash flow.

1. TLF, Inc expects to maintain at least 10% of revenue as cash on hand.

2. TLF, Inc will continue to scale our headcount and expand on our ability to produce more (and the same) product lines to fulfil growing customer demands.

3. TLF, Inc will invest in various marketing channels to increase our product awareness. Therefore, increasing customer acquisition costs.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2023, the Company has capital resources available as cash on hand and is approximently 150K.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While not critical to our Company's operations, without these campaign funds, we will not be able to scale at our current accelerated rate.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

These funds are not necessary for the success of our company. Our current cash on hand will represent approximately 10.8% of our total cash if we raise our max funding amount.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We believe we can operate indefinitely since we have been in business since 2008 and we are profitable. These expenses are based on Marketing, Operations, Distillery Equipment, & Building Construction.

Since we are operating at a monthly profit our net burn rate is approx. -2k. This is calculated by taking our Monthly Operating Expenses minus the Monthly Revenue.

Our Gross burn is simply our total Monthly Operating Expenses which for 2022 was roughly $29k.

How long will you be able to operate the company if you raise your maximum funding goal?

After reaching our hiring goal, the funding goal max will enhance our spending and growth power. With that being said, at a current gross burn of $29k per month, raising the max would add 43 additional months of spending power. These expenses are based on Marketing, Operations, Distillery Equipment, Building Construction., We will be using these funds to retrofit our new building purchase to our current distillery line and efficiency.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including outside of this crowdfunding campaign. The company may pursue other future sources of capital in the future if need be.

Indebtedness

- Creditor: Ally - Auto Loan
  Amount Owed: $43,469.00
  Interest Rate: 8.0%
  Maturity Date: February 15, 2026

Related Party Transactions

Valuation

Pre-Money Valuation: $20,025,000.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. The company has no options outstanding or reserved for issuance. The Company has no other convertible securities with a right to acquire shares outstanding.

The pre-money valuation of Mishka Premium Vodka was determined through a comprehensive analysis that took into account various factors. Here's a more detailed breakdown of the factors considered:

Market Growth & Trends

Mishka Premium Vodka operates in the premium vodka industry, which is part of a larger market estimated at $21.94 billion. The company has demonstrated significant revenue growth, experiencing a five-fold increase since 2019. This growth indicates Mishka's ability to capture a share of the expanding market. Furthermore, we believe recent events, such as the removal of Russian-made vodka from shelves in countries like Germany and Italy, create an opportunity for Mishka Premium Vodka to expand its distribution and benefit from increased shelf space.

Comparable Competitor Companies

In conducting a comparable companies analysis for Mishka Vodka, several factors need to be considered, including product offerings, target market, company size, revenue growth, and market presence. Below are some comparable companies that share similarities with Mishka:

1. Tito's Vodka:

Asset Ownership: As a well-established brand, Tito's Vodka likely owns a significant portion of its production facilities and distribution network.

Company Size: Tito's is a large vodka brand with a strong market presence and a substantial customer base.

Stage of Development: Tito's has reached a mature stage of development with widespread recognition and a loyal following.

Valuation Source: Tito's Vodka is a private company, and its exact valuation might not be publicly disclosed. However, news sources, financial publications, or industry reports might provide estimates based on revenue and market share data.

2. Stateside Vodka

(https://www.statesidevodka.com/):

Asset Ownership: As a smaller craft vodka producer, Stateside Vodka may also own its production facilities and have a more localized distribution network.

Company Size: Stateside Vodka is likely smaller in size compared to Tito's but could be similar in scale to Mishka.

Stage of Development: Stateside Vodka may be in a growth phase, expanding its market reach and consumer base.

Valuation Source: Since Stateside Vodka is a private company, its valuation may not be publicly available. However, industry reports and market research on craft vodka companies could offer insights into its potential valuation.

3. Boyd and Blair Vodka

(https://www.boydandblair.com/):

Asset Ownership: Boyd and Blair, as a craft vodka producer, may also have ownership of its production facilities.

Company Size: Boyd and Blair might be similar in size to Stateside Vodka and Mishka.

Stage of Development: Boyd and Blair could be in a growth phase, with a focus on expanding its market presence and brand recognition.

Valuation Source: Like the previous companies, Boyd and Blair's valuation might not be publicly disclosed, but market research on craft vodka brands could offer relevant data.

Similarities and Differences:

Product Offerings: Mishka, Stateside Vodka, and Boyd and Blair are all craft vodka producers, offering high-quality products. However, Mishka stands out with its diverse flavor variety and focus on catering to specific dietary preferences, setting it apart from competitors with more traditional offerings.

Company Size: Mishka, Stateside Vodka, and Boyd and Blair are likely to be similar in size, being craft vodka brands with a presence in niche markets.

We believe Stateside & Boyd & Blair are both fueled primarily by their storefront which is where most of their earnings come from.

Mishka focusses primarily on distributions & we are sticking to being a manufacturer. Mishka on the other hand is focussing on manufacturing & distribution.

Stage of Development: All three companies may be in a growth phase, striving to expand their market reach and customer base. Mishka's strategic collaborations and expansion plans indicate its ambition to grow further.

Focus on manufacturing and distribution, allows us to enter co-packing, taking on different brands, and developing our own mockups/ready-to-drinks. Our competitors are focussing on developing as a brand, whereas Mishka is growing our manufacturing to support other companies who want to build out their own brands and want to work with an efficient co-packer.

Market Presence: While Tito's enjoys a widespread market presence as a well-established brand, Mishka, Stateside Vodka, and Boyd and Blair might have a more localized or regional focus. Focus on manufacturing and distribution

Management's Prior Achievements & Success

Mishka Premium Vodka's valuation is influenced by the track record and accomplishments of its management team. Russell Fletcher, the CEO, Founder, and Master Distiller, is not only an experienced professional in the industry but also actively involved in community development and advisory boards. Under his leadership, the company has achieved significant revenue growth and maintained a high ownership percentage. These achievements demonstrate strong leadership and the ability to drive the company's growth and success.

Business Collaborations & Relationships

Mishka's strategic collaborations with well-known entities such as Invited clubs & the National Basketball Association highlight its ability to establish significant business relationships. These collaborations provide access to a broader customer base, expanded distribution channels, and increased brand visibility.

Taking into account Mishka's market growth, unique product offerings, successful management, and strong business collaborations, we believe our valuation is considered reasonable.

Furthermore, Mishka Premium Vodka has demonstrated strong customer retention and consistent re-orders. This data is utilized to build a bottoms-up forecasting model, which helps project revenue and distribute quota targets to the salesforce. The pipeline data derived from customer retention aids in projecting revenue for subsequent quarters and allows for better anticipation of compensation costs for revenue-generating territories.

Internal Projections and EBITDA Analysis

In fiscal year 2022, the company achieved revenue of $550,463.00, representing significant growth from the previous year. In 2023 we project to continue our revenue growth.

Our 2024 projection model has assumed a continuation of the successful growth strategy, customer retention / upsells, the company aims to further expand its market presence and introduce new products. Additionally we have numerous projects already signed or in the process of negotiation that we took into account.

We believe a $20M valuation is appropriate given our 2024 EBITDA projection in light of EBITDA multiplies for our industry based on our internal research.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.06 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,964.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  7.5%
  We'll use these funds for brand campaign promotion and awareness through various digital channels.

- Operations
  40.5%
  We will use these funds to increase our Operations headcount in our warehouse, distillery operations, and operations management.

- Distillery Equipment
  35.0%
  We will be using these funds to purchase distillery equipment to scale our output to handle our growth in customer count and customer demand.

- Building Construction
  10.5%
  We will be using these funds to retrofit our new building purchase to our current distillery line and efficiency.

- StartEngine Service Fee
  1.0%
  StartEngine Service Fee

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.mishkapremiumvodka.com (https://mishkapremiumvodka.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mishka

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR This Life Forever Inc

[See attached]

THIS LIFE FOREVER, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
This Life Forever, Inc.
Allentown, Pennsylvania

We have reviewed the accompanying financial statements of This Life Forever, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022, and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

June 20, 2023
Los Angeles, California

THIS LIFE FOREVER INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	55,936	$	28,088
Inventory		125,124		160,248
Deferred Tax Assets		3,127		9,190
Prepaids and Other Current Assets		30,000		30,000
Total current assets		**214,187**		**227,526**
Property and Equipment, net		125,244		-
Total assets	**$**	**339,432**	**$**	**227,526**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	0	$	-
Credit Cards		6,585		2,061
Current Portion of Auto Loan		14,736		-
Other current liabilities		40,860		37,216
Total current liabilities		**62,182**		**39,277**
Auto Loan		43,469		-
Total liabilities		**105,651**		**39,277**
STOCKHOLDERS EQUITY				
Common Stock		272,302		133,465
Shareholder Distribution		(107,560)		-
Retained earnings/(Accumulated Deficit)		69,039		54,784
Total stockholders' equity		**233,781**		**188,249**
Total liabilities and stockholders' equity	**$**	**339,432**	**$**	**227,526**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net revenue	$	550,463	$	226,056
Cost of goods sold		188,930		24,542
Gross profit		361,533		201,514
Operating expenses				
General and administrative		301,094		187,476
Sales and marketing		38,002		6,438
Total operating expenses		339,096		193,914
Operating income/(loss)		22,437		7,600
Interest expense		2,119		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		20,318		7,600
Provision/(Benefit) for income taxes		6,063		-
Net income/(Net Loss)	**$**	**14,255**	**$**	**7,600**

See accompanying notes to financial statements.

THIS LIFE FOREVER INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Shareholder Distribution	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	22,500,000	$ **180,188**	$ -	$ **13,146**	$ **193,334**
Prior Year Adjustment				34,037	34,037
Capital Distribution		(46,723)			(46,723)
Net income/(loss)				7,600	7,600
Balance—December 31, 2021	**22,500,000**	**133,465**	-	$ **54,784**	$ **188,249**
Capital Distribution			(107,560)		(107,560)
Capital Contribution		138,837			138,837
Net income/(loss)				14,255	14,255
Balance—December 31, 2022	**22,500,000**	$ **272,302**	$ **(107,560)**	$ **69,039**	$ **233,781**

See accompanying notes to financial statements.

THIS LIFE FOREVER INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	14,255	$	7,600
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		51,431		-
Changes in operating assets and liabilities:				
Inventory		35,123		(101,503)
Account payables				
Other current liabilities		3,645		1,122
Credit Cards		4,524		2,061
Deferred Tax Assets		6,063		
Net cash provided/(used) by operating activities		**115,041**		**(90,719)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(176,675)		-
Net cash provided/(used) in investing activities		**(176,675)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Distribution		(107,560)		(46,723)
Capital Contribution		138,837		
Borrowing on Auto Loan, net		58,205		
Net cash provided/(used) by financing activities		**89,481**		**(46,723)**
Change in cash		27,847		(137,442)
Cash—beginning of year		28,088		165,530
Cash—end of year	**$**	**55,936**	**$**	**28,088**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	2,119	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

This Life Forever Inc was incorporated on March 27, 2008, in the state of Pennsylvania. The financial statements of This Life Forever Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Allentown, Pennsylvania.

This Life Forever is an alcohol manufacturing company with the capability of producing alcohol-based products for consumption as well as industrial purposes. Our sales process is B2B in the state of Pennsylvania, between licensees, as well as B2B to the state of Pennsylvania, the largest wholesale alcohol purchaser in the United States. This Life Forever Inc. is the oldest black-owned distillery in the United States, and the winners of the Double Gold Award at the San Francisco World Spirits Competition for the Mishka Premium Vodka.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventory

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	7 years
Vehicles	7 years

Income Taxes

This Life Forever Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of alcohol-based products for consumption as well as industrial purposes to the customers.

Cost of sales

Costs of goods sold include ingredients packaging and supplies, cost of retail product, distribution services, federal excise tax, freight, and delivery.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $38,002 and $6,438, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 20, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	125,124	160,248
Total Inventories	**$ 125,124**	**$ 160,248**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Loan receivable from a certain individual	30,000	30,000
Total Prepaids and Other Current Assets	**$ 30,000**	**$ 30,000**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Tax Payable	39,799	36,093
Gift Card	200	200
Other current liabilities	862	922
Total Other Current Liabilities	**$ 40,860**	**$ 37,216**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Equipment	$ 91,675	$ -
Vehicles	85,000	-
Property and Equipment, at Cost	**176,675**	-
Accumulated depreciation	(51,431)	-
Property and Equipment, Net	**$ 125,244**	**$ -**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $51,431 and $0, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 25,000,000 shares of Common Shares with no par value. As of December 31, 2022, and December 31, 2021, 22,500,000 shares have been issued and are outstanding.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

				For the Year Ended December 2022			For the Year Ended December 2021		
Debt Instrument Name	Principal Amount	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Ally - Auto Loan	$ 70,490	2/15/2022	2/15/2026	$ 14,736	$ 43,469	$ 58,205	$ -	$ -	$ -
Total				$ 14,736	$ 43,469	$ 58,205	$ -	$ -	$ -

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022		
2023	$	14,736
2024		14,736
2025		14,736
2026		13,997
2027		-
Thereafter		-
Total	**$**	**58,205**

8. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

	December 31, 2022	December 31, 2021
Current:		
Federal, state, and local	$ -	$ -
Total Tax Expense/(Benefit)	$ -	$ -
Deferred		
Federal, state, and local	$ 6,063	$ 27,332
Total Deferred Tax Expense/(Benefit)	$ 6,063	$ 27,332
Valuation Allowance	(6,063)	(27,332)
Net Tax Provision	$ -	$ -

Deferred tax assets (liabilities) comprised the following:

	December 31, 2022		December 31, 2021	
Net Operating Loss	$	3,127	$	9,190
Valuation Allowance	$	(3,127)	$	(9,190)
Net Deferred Tax Assets	**$**	-	**$**	-

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through June 20, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Mishka Premium Vodka is not live or open to the public at this moment.

GET A PIECE OF MISHKA PREMIUM VODKA

Sip the sensation of clean, gluten-free, premium-flavored vodka.

We are a B2B minority-owned Alcohol Manufacturing Company selling all-natural & affordable gluten-free premium vodka and have experienced 5x growth from 2019 to ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


MISHKA
MISHKA
PREMIUM VODKA
MISHKA

$0 Raised

REASONS TO INVEST

- Our gluten-free premium vodka is an affordable, quality, and flavorful vodka, designed with a different kind of flavor - specifically honey & cranberry-flavored vodka and kosher vodka with a hint of citrus.
- With over $2+ million in low-interest loans, grants, a new state-of-the-art facility on the way, over $500,000 in inventory, and 5x revenue growth from 2019, Mishka Premium Vodka is rapidly expanding in a $37.6B market.*
- Our collaborations with revered institutions like the Iron Pigs, Invited Clubs, and the legendary Philadelphia 76ers have increased our exposure, allowing us to sell more products across the U.S.

*Source

Invest Now
$0.89 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$298.15	$20.02M

THE PITCH

A Gluten-Free, Clean, and Flavored Premium Vodka

Mishka Premium Vodka® creates award-winning, wholesomely flavored and unflavored spirits. Our all-natural, gluten-free, & award-winning premium vodka delivers on taste, quality, and affordability.

ALL-NATURAL
FLAVORED SPIRITS


MISHKA
MISHKA
MISHKA
MISHKA
MISHKA
PREMIUM VODKA

As Pennsylvania's first and only Black-owned distillery, Mishka Premium Vodka is dedicated to our wholesome company culture and community. Our CEO, Founder, and Master Distiller, Russell Fletcher is a pillar of the community, sitting on multiple advisory boards and actively participating to better Pennsylvania, in addition to leading us to 5x revenue growth from 2019-2022 and retaining 97.78% ownership of Mishka Premium Vodka.



WE ARE
DOUBLE GOLD MEDAL WINNERS
Of The Double-Blind Tasting At The San Francisco World Spirits Competition —
the oldest spirits competition in the world.
MISHKA
SAN FRANCISCO WORLD SPIRITS COMPETITION 20 21 DOUBLE GOLD

We believe our gluten-free honey and cranberry flavors are unlike any other product on the market and our un-flavored vodka is available in Kosher. Every glass of our vodka was created to be enjoyed anytime, anywhere, by anyone – whether it's on or off-the-rocks, at a bar, a restaurant, or in the comfort of your own home. We want everyone to enjoy our vodka, regardless of dietary restrictions, flavor and temperature preferences, and budget.

PRODUCT AND BUSINESS MODEL

Premium Product Without the Premium Price

The spirits industry has been flooded with the same products for decades, but we believe Mishka Premium Vodka is meeting the consumer demand for vodka that's affordable and has different options for flavors and dietary preferences.



DEFYING "FLAVORED VODKA"
Mishka Honey
Mishka Premium
Mishka Cranberry

While the foundation and quality of Mishka Premium Vodka mirror our competitors, we believe our approach, price, and values place us a pour above the rest. Mishka Premium Vodka's flavors, with an ABV of 40%, can withstand all acidities in cocktails; making it a versatile and enjoyable choice for an on-the-rocks drink or as the base of your cocktail.



PROVIDING A FOUNDATION
On Which To Build A Cocktail
Eliminating wasted time behind the bar
Reducing complications to achieve the perfect at-home cocktail

We believe our vodka assists bartenders and at-home consumers by providing the perfect foundation for easy cocktail recipes; eliminating the need for simple syrups and cranberry cocktail juice, while adding a hint of citrus to our classic, unflavored, corn-based Kosher and gluten-free vodka.

All-Natural Flavors | No Added Sugars | No Artificial Flavors | No Artificial Coloring

With all-natural flavor profiles, no added sugars, artificial flavors, or artificial coloring, our proprietary formulation process defies the "flavored vodka" category. We believe Mishka's Premium Vodka is a healthier alternative to vodka's currently on the market, being a 5x distiller, without having individuals sacrifice taste or price.

THE MARKET & OUR TRACTION

Taking Hold of the $37.6B U.S. Beverage Alcohol Industry (Source)

Headquartered in the State of Pennsylvania, one of the largest wholesale alcohol purchaser in the United States; Mishka Premium Vodka has established a presence in our home community, laying a solid foundation for our planned expansion.


MISHKA
We have experienced
5X
REVENUE
GROWTH
Since 2019
& are ready to take hold of the
$37.6B U.S.
BEVERAGE
ALCOHOL
MARKET

Our forming collaborations with Invited clubs, the largest owner of private country clubs in the U.S., Wyndham, and Hyatt hotels are allowing us to plan to expand to other states such as Georgia, Texas, Delaware, New Jersey, Florida, and even globally.

The war in Ukraine has caused many countries to remove Russian-made vodka from their shelves which we believe opened up a large amount of shelf space that we hope to work on securing distribution to.

PLACES SOLD + PRESS

Invited Where you belong | HYATT | Philadelphia 76ers | pennsylvania Liquor Control Board | U.S. Department of Housing and Urban Development | abc | Black Enterprise | NBC

Includes specific locations where Mishka Premium Vodka has been purchased for resale. Mishka Premium Vodka is not available for purchase at all locations.

To keep up with demand, we've increased the number of liquor stores in PA, are hiring employees around the U.S. to broaden our footprint, and are completing our new facility, which will allow us to co-pack and release more products. But we're not ready to slow down and we have BIG expansion plans.

WHY INVEST

Join Us on the Path to Becoming America's Favorite Premium Vodka



MISHKA
HONEY FLAVORED VOD
MISHKA
PREMIUM VODKA
PRODUCED AND BOTTLED BY
THIS LIFE FOREVER INC.
40% ALC/VOL (80PROOF) · 1L
U.S.A.
ISHKA
BERRY FLAVORED VODKA

With $375k+ in inventory, an anticipated $100k+ PO pipeline, a 3% interest loan for $1M from the Federal Government, the City of Allentown's $175k loan, and a $1M commitment from the state of Pennsylvania, we believe Mishka Premium Vodka is positioned to continue rapid growth and expansion.



WE ARE
EXPANDING
And Believe Nothing Can Stop Us
$375,000
In Inventory
$100,000
PO Pipeline
$346,000
Grant Money
$1,000,000
Commitment From Pennsylvania

In addition to our increased revenue, footprint, and collaborations, Mishka Premium Vodka is dedicated to staying true to our esthetic and mission– delivering quality, affordable, and unique products to our customers. We've worked alongside chefs and mixologists across the U.S.!

We believe our strategic collaborations with Arts Quest, and Invited Clubs are helping us grow rapidly. Moving forward, our acquisition of a 6,000-square-foot facility with pre-approved zoning for a phase two 10,000-square-foot extension (including a full tasting room), will expand our product lines into low-proof RTDs, canned cocktails, and co-packing.


ONE OF THE BEST CHOICES
FOR AWARD-WINNING SPIRITS

This image reflects the award won through San Francisco Awards.

Mishka Premium Vodka is one of the oldest and largest, black-owned distilleries in the U.S. and aims to become a leader in this space as seen in our community support, strong collaborations, rapid expansion, and many accolades. We're eager to continue growing and providing quality, premium vodka to anyone, anywhere. Help us bring our Liquid to Lips across the U.S. and around the globe.

On or off-the-rocks, join us & sip the sensation of Mishka Premium Vodka.

ABOUT

HEADQUARTERS
841 N Gilmore St
Allentown, PA 18109

WEBSITE
View Site

We are a B2B minority-owned Alcohol Manufacturing Company selling all-natural & affordable gluten-free premium vodka and have experienced 5x growth from 2019 to 2023.

TEAM



Russell Fletcher
Founder, CEO, Director, & Master Distiller

Russell Scott Fletcher II, a Brooklyn native, is a multifaceted entrepreneur who has made a significant mark in the worlds of entertainment, winemaking, and spirits since 2008.

His career began with tour production for industry giants like Loud Records, Wu-Tang Clan, Method Man, and Jay Z in 1998. In 2008, while running New Swag City, a multimedia company in New York, Russell discovered his passion for winemaking.

In 2009, he relocated to the Lehigh Valley, where he opened a winery in a building owned by his mother, crafting Brenéa Sparkling Rosé (named in honor of his mother Brenda) in 2010. Faced with global grape challenges, Russell shifted his focus to spirits, creating the original recipe for Mishka Premium Vodka. This Life Forever, under his leadership, became the nation's first dual-licensed minority-owned winery and distillery, with Mishka winning a Double Gold award at the 2021 San Francisco World Spirits Competition.

During the height of the COVID-19 pandemic in 2020, Russell's company pivoted to produce hand sanitizer, serving clients from Comcast nationally to the U.S. Postal Service locally. His efforts supported frontline initiatives and exemplified his commitment to the community.

Russell resides in the Lehigh Valley with his wife, Tetyana, and their son, Russell Scott Fletcher III. He actively contributes to various boards, including the Rising Tide (CDFI), The Greater Lehigh Valley Board of Governors and Executive Committee, and the Philanthropy Advisory Board for The Reilly Children's Hospital. His story is one of adaptability, innovation, and community dedication, inspiring success in the wine and spirits industry.



John Barsoum
Owner, Chief Financial Officer, & Director

John has a background of more than 15 years in finance, analytics and operations experience spanning over multiple industries including wine and spirits. Johns expertise has been the backbone of This Life Forever's model building and performance projections, as his experience in solving macro and micro business challenges has supported TLF's lean growth.



Tetyana Fletcher (Full-Time)
Office Support, Social Media & Brand Advisor

Tetyana Fletcher, founder Russell Fletcher's wife, is a key member of the team and has been with the company since the beginning. We use event marketing and getting liquid to people's lips to increase sales and visibility because This Life Forever is a lifestyle brand. Tetyana assists the sales, event, and billing teams with back-end support. Tetyana's Ukrainian descent inspired the creation of the Mishka Premium Vodka Brand.



Mickal "Mr. Mikey" Stubblefield
Creative Advisor

Mickal "Mr. Mikey" Stubblefield is a multidimensional brand operator, designer and creative wizard.

Mr. Mikey specializes in apparel, product, packaging, graphic and logo design. With a keen eye and refined understanding of the art of aesthetics, design language and color theory, he is able to masterfully execute his work. His passion is found in creating things with purposeful intent to add value to the world.

Mr. Mikey has used his expertise and knowledge of branding to lead This Life Forever from a design perspective. Not only creating the signature T.L.F. Logo, but also the iconic bear that our flagship brand Mishka is know for.



Jason Easter (Full Time)
Regional Sales Manager

Jason Easter brings over 18 years of sales experience to This Life Forever from previous experience in the hospitality industry, most recently with Hilton Hotels and Sandals Resorts. He has been active in the community as a Board Member with the MLK Center of Erie as well as Founder/ Chair of Visions and Reflections, Inc.

A native of Erie and a graduate of Cathedral Prep High School, Mr. Easter spent his life as an Erie resident but also as a true "Road Warrior" throughout the Eastern United States and internationally. Jason attended college at Gannon University, where he excelled as a student-athlete for the Golden Knights Football team, shortly after meeting his wife Meghan.

The Easter family consists of three young men (Devin, Gavin, and Jaxson) and one daughter (Londyn), who keep the family very busy outside of their daily business duties.

With his previous experience and expertise, Jason brings to his current role the skills and knowledge to continue to excel in relationships and meet the service needs that are dedicated to supporting businesses and organizations within and outside the area for continued growth.



Jake Hirner (Full Time)
Production Lead

Jake is the group's youngest member, having just finished his freshman year of college. Jake started working for the company on weekends in 2021 and went full-time last summer. He works as a production lead on weekends and is an understudy to the CEO while learning about all aspects of Mishka's business, from manufacturing to finance, when he isn't competing as a college baseball pitcher and a student majoring in finance.



Murice Anderson
Brand Advisor

Murice has over 20 years of industry experience, beginning with Gallo Winery, which is now part of Southern Glazers. In addition, he has worked for Republic National, Pernod Ricard, and Coca-Cola.

Murice joined TLF in late 2022 to help with corporate placement as he represents multiple wine brands that are currently sold in big box stores across the country, such as Target, HEB, Walmart, and Costco. His on-site relationships have resulted in previous and current placements with Delta Airlines, Jet Blue, and Hyatt Lifestyle.

With Murice's extensive background in product placement, route to market, and distribution relationships, as well as a mastery of corporate partnerships, this is his first run at an independent spirits brand since formerly serving as Grey Goose's Multi-Cultural Brand Director.



Khamila "Kitty" Barnes
Mixologist Advisor, Mishka Expert

Kitty, a proud Philadelphian, brings a unique blend of skills to her enterprise.

Kitty's establishment goes beyond the typical bar experience, offering a journey into the world of liquid craftsmanship. Influenced by Philadelphia's history and thriving art scene, she has curated an ambiance that invites patrons to enjoy an elegant and innovative atmosphere.

At the heart of Kitty's work is her collaboration with Mishka premium vodka. This partnership aims to enhance bars across the country by introducing a range of enticing cocktails.

Kitty's ultimate goal is to establish Mishka as a highly regarded brand, making it a staple in the spirits market. Through her carefully crafted beverages, she aims to make Mishka a part of celebrations and memories for patrons all over.

Her legacy extends beyond her business acumen, highlighting her ability to connect people with the drinks they enjoy. Join Kitty on her journey as she continues to elevate Mishka's presence while cherishing the connections formed over delightful cocktails.



Jumaine Jones
Strategic Brand Advisor

Jumaine Jones, also known as the "Thrilla from Camilla," was drafted in the first round of the 1999 NBA Draft. Jones #33 first made a name for himself in the 2001 NBA Finals against the Los Angeles Lakers, flying high with alley-oop dunks off Allen Iverson. After 8 years in the NBA, Jumaine played an impressive 8 years of international basketball and traveled the world.

Jumaine has brought his rolodex of NBA contacts and personal relationships to the Mishka team in 2021, increasing our exposure to NBA players, both past and present, as well as the NBA and NBA Players Association.



Lamar Gordy
Mixologist Advisor, Mishka Expert

Lamar Gordy is an experienced bartender with a 14-year background in the food and beverage industry. He skillfully tends to patrons, crafting delightful drinks and ensuring their needs are met with finesse. Alongside his knack for mixology, Lamar also has a talent for entertaining his customers with witty humor, adding an extra layer of enjoyment to their experiences. Currently, he is further enriching his skill set by delving into the realms of sales and demo bartending within the dynamic city of Philadelphia, with Mishka being with him every step of the way!



Joseph Smart
Brand Advisor

Chef Joseph Smart provides culinary excellence, passionate presentations, and the ultimate dining experience for each client's taste. Chef Joe, who grew up in the Bronx, New York, was born into a family of amazing chefs who migrated from the south to New York to open Daddy Willie's first restaurant.

Joe relocated to Atlanta, Georgia, to work as a personal chef for celebrities and corporate clients, landing clients such as Sean Combs, Rosario Dawson, and Cedric the Entertainer! Joe's resume includes not only individual clients, but also corporate clients such as BMW, Google, and Lockheed Martin. Joe had a specialty burger named after him at Truist Park in 2022. Joe has popularized the phrase "cooking with Mishka" thanks to his culinary skills that have been tested by some of the most refined palates!

His culinary skills, which are typically found in restaurants, are professionally catered to your event or home and transport your palate on a magical journey with love in every bite!



Eric Nathan
Mixologist, Expert in how to Mix Mishka in a Glass

Eric Nathan was born and raised in Atlanta, GA, and has worked in the hospitality industry for over 20 years, primarily in Atlanta's revolutionary nightlife scene. Eric has worked as a lead bartender and mixologist at fine dining establishments such as Seasons 52, Del Frisco's Double Eagle, 10 Degrees South, the Atlanta Braves, and the Atlanta Hawks' Courtside Club.

Eric's has also collaborated with numerous spirit brands, ranging from Bicardi to Gentleman Jack, and has led them in categories such as pairings, high capacity event coordination, and cocktail creation.

Eric has taken on two roles at Mishka: one as the leader of our experiential experience at the bar, and the other as the leader of our Georgia sales team.

TERMS

Mishka Premium Vodka

Overview

PRICE PER SHARE
$0.89

VALUATION
$20.02M

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$298.15

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,964

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
16,854

MAX NUMBER OF SHARES OFFERED
1,387,600

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Early Bird

Friends and Family

Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird

Invest within the first week and receive 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares

Volume

Tier 1 Perk

Invest $298+ and receive (1) Product 1-1-1 of each Mishka Flavor in 375ml bottles (2) Mishka Branded Tee Shirt (3) $50 Gift Card to use on website (4) A personally signed Letter of Appreciation from CEO and Founder.

Tier 2 Perk

Invest $600+ and receive (1) Product 1-1-1 of each Mishka Flavor in 1 Liter bottles (2) Mishka Branded Tee Shirt (3) $50 Gift Card to use on website (4) A personally signed Letter of Appreciation from CEO and Founder.

Tier 3 Perk

Invest $1000+ and receive (1) Product 1-1-1 of each Mishka Flavor in 1 Liter bottles (2) Mishka Branded Tee Shirt (3) $100 Gift Card to use on website (4) Personally signed Letter of Appreciation from CEO & Founder (5) Mishka Premium Vodka Beanie (6) Certificate of Ownership (7) Quarterly updates.

Tier 4 Perk

Invest $5,000 and receive Perk 3 + 3% bonus shares.

Tier 5 Perk

Invest $10,000 and receive Perk 3 + 5% bonus shares.

Tier 6 Perk

Invest $25,000 and receive Perk 3 + 8% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

***Not a share certificate. Shares offered through this raise shall be uncertificated.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Please be advised that some of the perks and incentives listed above may not be available to certain investors due to state-specific rules and regulations related to alcohol distribution and consumption. The availability of these benefits may vary based on your location and the legal restrictions governing such activities. We recommend that you carefully review your local laws and regulations before considering any investment in relation to the mentioned tiers and associated incentives.

The 10% StartEngine Owners' Bonus

Mishka Premium Vodka will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 400 shares of Common Stock at $0.89 / share, you will receive 440 shares of Common Stock, meaning you'll own 440 shares for $356. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

PRESS

Secretly Awesome

Meet Pennsylvania's First Black Distiller

View Article

U. S. Department of Housing and Urban Redevelopment

HUD ANNOUNCES $1 MILLION LOAN GUARANTEE FOR ALLENTOWN, PA FOR MINORITY-OWNED DISTILLERY

View Article

Lehigh Valley Style Magazine

Meet Russell Fletcher, Founder & CEO of This Life Forever

View Article

Pennsylvania Department of Community and Economic Development

Shapiro Administration Invests $175,000 in the First Minority-Owned Distillery in Pennsylvania

View Article

CBS 21 Harrisburg

State-Funded program paves the way for diverse business growth in Pennsylvania

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Mishka Premium Vodka.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRASIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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StartEngine Marketplace

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

"Hello there! I'm Russell Fletcher, CEO, Founder, and Master Distiller at This Life Forever Inc., makers of Mishka Premium Vodka. Our family-owned business is anchored in the heart of Allentown, Pennsylvania, I'm excited today to invite you into our journey.

In 2010, I envisioned superior American-made spirits. This ambition led to the birth of our first product, Brenea Rose, proving the viability of our concept. However, our proudest moment arrived in 2015 with the creation of Mishka, after three years of relentless research, development, and unwavering dedication, Mishka Premium Vodka was born.

We believe Mishka is distinct in a crowded market. Its appeal to mixologists, chefs, and customers stems from its all-natural, gluten-free, and kosher profile. The dedication to quality has won us prestigious awards, notably the Double Gold medal at the globally recognized San Francisco World Spirits Awards - a true testament to Mishka's superior taste in blind taste tests.

We are among the leaders in the American industrial revival in a flourishing spirits industry. Our growth has been consistent and robust, and now, we're ready to take our brand to new heights.

Our strategic collaborations have widened our reach. Collaborations with revered institutions like the Iron Pigs, Invited Clubs, and the legendary Philadelphia 76ers have increased our exposure. And in 2023, we're excited to collaborate for the second year in a row with ArtsQuest, the organizers of Musikfest, America's largest open-gated music festival, as we have now become their main stage servicer, servicing 5 bars in total.

Our vision goes well-beyond our current success. We've acquired a new building with plans to construct a new cutting-edge facility. This new facility will boost our production capacity by over fivefold. This expansion will meet the surging demand for Mishka, diversify our product line, and foster exciting new co-packing collaborations.

We've garnered significant support for our expansion with over $1 million in federal low-interest funds, backed by the City of Allentown and additional financial contributions from the State of Pennsylvania. This endorsement from government entities underscores the faith they have in our future along with our business.

With a strong inventory and secure financing, we're embarking on our next phase. But we need investors like you, to join us on this exhilarating journey. When you invest in Mishka, you're not just an investor - you become part of our extended family. When you invest in Mishka you invest in a collective that prioritizes quality, authenticity, innovation, and good old American manufacturing.

Let's seize the opportunity in the thriving spirits industry together.

With your investment, we can ensure that Mishka reaches every corner of the country, and beyond. By making a mark in the spirits industry, together we can leave a world-class legacy. Join me as we embark on an exceptional journey of sharing our products with the world. Together, we can propel Mishka to unparalleled heights.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.